Exhibit 12.1

Computation Of Ratio Of Earnings To Fixed Charges

	Predecessor									Successor
									Period From	Period From	Period From
			Fiscal Year Ended December 31,						January 1, 2005 to	Feb 2, 2005 to	February 2, 2005 to	Nine Months Ended
	2001		2002		2003		2004		April 6, 2005	December 31, 2005	September 30, 2005	September 30, 2006
											(unaudited)	(unaudited)

Pre-tax income (loss)	57.7		125.2		147.7		177.4		(37.7)	(80.8)	(50.9)	(12.5)
Equity income (loss)	(0.5)		0.6		(0.8)		0.1		0.3	—	—	—
Pre-tax income (loss) before equity income (loss)	58.2		124.6		148.4		177.3		(37.9)	(80.8)	(50.9)	(12.5)

Fixed Charges
Interest	33.2		45.4		36.4		39.5		11.2	137.1	90.4	137.2
Rent	5.0		7.0		8.0		10.0		3.0	9.0	6.0	9.0
Total Fixed Charges	38.2		52.4		44.4		49.5		14.2	146.1	96.4	146.2

Pre-tax income (loss) plus fixed Charges	96.4		1770.0		192.8		226.9		(23.7)	65.3	45.5	133.8

Ratio of earnings to fixed charges	2.5	x	3.4	x	4.3	x	4.6	x	—	—	—	—

Deficiency Amount									37.9	80.8	50.9	12.5